Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

The Very Good Food Company Inc. (the “Company”)

2748 Rupert Street

Vancouver, BC V5M 3T7

Item 2.	Date of Material Change

July 12, 2022 and July 13, 2022.

Item 3.	News Release

News releases announcing the material changes described herein were disseminated on July 12, 2022 and July 13, 2022.

Item 4.	Summary of Material Change

The Company announced the pending appointment of a Chief Financial Officer and the appointment of a new independent director to the Company’s board of directors (the “Board”).

Item 5.1	Full Description of Material Change

On July 12, 2022, the Company announced the pending appointment of a Chief Financial Officer, Pratik Patel, CPA, CGA, who will assume the position and commence his employment with the Company on July 25, 2022. Mr. Patel has over fifteen years of experience as a senior accounting and finance professional, with expertise in integration and external reporting. Prior to joining VERY GOOD, Pratik was Head of Finance at Bardel Entertainment, a Canadian animation studio. Before joining Bardel in 2017 as Controller, he held several senior level accounting and finance positions, most recently with WildBrain (TSX: WILD), a publicly traded family entertainment company where he oversaw financial and disclosure reporting throughout the Company’s merger integration of Nerd Corps Entertainment and Studio B. Before joining the media industry, Pratik held a variety of financial leadership positions with companies including Radec Development, Allteck Limited - Quanta Services, and TQ Construction. He earned his Bachelor of Business Administration with concentrations in Finance and Management Information Systems from Southern Alberta Institute of Technology and is a Chartered Professional Accountant.

On July 13, 2022, the Company announced the appointment of Saul Cooperstein as an independent director to the Board effective July 13, 2022. Mr. Cooperstein has over twenty years of experience in food and beverage, technology, and finance. He currently serves as the Chief Strategy and Development Officer of Virtual Dining Concepts, the leading platform of virtual brand solutions for the restaurant industry. In addition, he currently serves as an advisor for a number of venture-backed technology start-ups including fintech platform Creative Juice, which he co-founded. Saul has held additional leadership positions in the food and beverage industry including at C3 (virtual restaurants), Barilla America, Umami Restaurant Group, and sbe Hospitality. He also served as a member of Umami’s Board of Directors and 800 Degrees Neapolitan Pizzeria’s Board of Managers. Prior to his experience in the restaurant/food industry, Saul was an Assistant Vice President at Public Resources Advisory Group (PRAG), where he worked on more than 30 debt transactions totaling over $45 billion of issuance. He began his career in the investment banking division of Lehman Brothers (now Barclays) within the bank’s technology and general/industrial groups. Mr. Cooperstein earned a Bachelor of Science Degree in Mathematics from the University of California at Los Angeles.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Further information relating to the Company may be found on www.sedar.com or by contacting Jordan Rogers, Chief Commercial Officer of the Company at 1 855 472-9841.

Item 9.	Date of Report

July 18, 2022.